UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $0.10 per share)

(Title of Class of Securities)

679580100 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) David S. Congdon

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 616,529 (See Item 4) 6. Shared Voting Power 1,270,554 (See Item 4) 7. Sole Dispositive Power 616,529 (See Item 4) 8. Shared Dispositive Power 1,270,554 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,887,083

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 11.7%

12.	Type of Reporting Person IN (See Item 4)

Page 2 of 19 pages

CUSIP 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) David S. Congdon, Custodian

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 137,424 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 137,424 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,424

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.9%

12.	Type of Reporting Person IN (See Item 4)

Page 3 of 19 pages

CUSIP 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) David S. Congdon Revocable Trust, dated December 3, 1991

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 405,397 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 405,397 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 405,397

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 2.5%

12.	Type of Reporting Person OO (See Item 4)

Page 4 of 19 pages

CUSIP 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) David S. Congdon Irrevocable Trust #1, dated December 1, 1992

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 122,585 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 122,585 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,585

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.8%

12.	Type of Reporting Person OO (See Item 4)

Page 5 of 19 pages

CUSIP 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 14,854 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 14,854 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,854

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person OO (See Item 4)

Page 6 of 19 pages

CUSIP 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 14,854 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 14,854 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,854

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person OO (See Item 4)

Page 7 of 19 pages

CUSIP 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 14,854 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 14,854 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,854

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person OO (See Item 4)

Page 8 of 19 pages

CUSIP 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) Earl E. Congdon Intangibles Trust, dated July 23, 2003

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 993,469 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 993,469 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 993,469

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person OO (See Item 4)

Page 9 of 19 pages

CUSIP 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) Kathryn W. Congdon Intangibles Trust, dated May 23, 2001

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 154,500 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 154,500 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person OO (See Item 4)

Page 10 of 19 pages

CUSIP 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) Helen S. Congdon

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 16,000 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 16,000 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person IN (See Item 4)

Page 11 of 19 pages

CUSIP 679580100

Item 1.	(a)		Name of Issuer:

Old Dominion Freight Line, Inc.

	(b)		Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way Thomasville, NC 27360

Item 2.	(a)		Names of Persons Filing:

		(i)	David S. Congdon

		(ii)	David S. Congdon, Custodian

		(iii)	David S. Congdon Revocable Trust, dated December 3, 1991

		(iv)	David S. Congdon Irrevocable Trust #1, dated December 1, 1992

		(v)	Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon

		(vi)	Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon

		(vii)	Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon

		(viii)	Earl E. Congdon Intangibles Trust, dated July 23, 2003

		(ix)	Kathryn W. Congdon Intangibles Trust, dated May 23, 2001

		(x)	Helen S. Congdon

	(b)		Address of Principal Business Office or, if none, Residence:

As to (i) through (x): 500 Old Dominion Way
Thomasville, NC 27360

	(c)		Place of Organization or Citizenship:

As to (i), (ii) and (x) USA
As to (iii) through (ix) North Carolina

	(d)		Title of Class of Securities:

Common Stock ($0.10 par value)

	(e)		CUSIP Number:

679580100

Item 3.	If this statement is filed pursuant to §§240.13d – 1(b) or 240.13d – 2(b) or (c), check whether the person filing is a:

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(c) and Rule 13d-1(k) but not a group filing.

Page 12 of 19 pages

CUSIP 679580100

Item	4. Ownership.

The securities reported herein are beneficially owned by David S. Congdon, David S. Congdon, as Custodian for his children, the David S. Congdon Revocable Trust, dated December 3, 1991, the David S. Congdon Irrevocable Trust #1, dated December 1, 1992, the Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon, the Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon, the Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon, the Earl E. Congdon Intangibles Trust, dated July 23, 2003, the Kathryn W. Congdon Intangibles Trust, dated May 23, 2001 and Helen S. Congdon. The total securities reported is 1,882,583 shares of the Issuer’s Common Stock, which constitutes 11.7% of such shares as of December 31, 2002.

As of December 31, 2003, David S. Congdon has sole voting and dispositive power with respect to 612,029 shares (3.8%) of the Issuer’s Common Stock, of which 13,146 shares are held by David S. Congdon (including options to purchase 4,500 shares of the Issuer’s Common Stock that are exercisable within 60 days of that date), 137,424 shares are held by David S. Congdon as custodian for his children, 405,397 shares are held by the David S. Congdon Revocable Trust, dated December 3, 1991, 14,854 shares are held by an Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon, 14,854 shares are held an Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon, 14,854 shares are held by an Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon, and 16,000 shares are held by Helen S. Congdon. He shares voting and dispositive power with respect to 122,585 shares held by the David S. Congdon Irrevocable Trust #1, dated December 1, 1992, 993,469 shares held by the Earl E. Congdon Intangibles Trust, dated July 23, 2003, and 154,500 shares held by the Kathryn W. Congdon Intangibles Trust, dated May 23, 2001. David S. Congdon beneficially owns a total of 1,882,583 shares (11.7%).

As of December 31, 2003, David S. Congdon, as Custodian for his children, owns directly 137,424 shares (0.9%) of the Issuer’s Common Stock.

As of December 31, 2003, David S. Congdon Revocable Trust, dated December 3, 1991, owns directly 405,397 shares (2.5%) of the Issuer’s Common Stock. David S. Congdon, as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2003, David S. Congdon Irrevocable Trust #1 owns directly 122,585 shares (0.8%) of the Issuer’s Common Stock. Although Mr. Congdon’s wife, Helen Congdon, as Trustee, has sole voting and sole dispositive power over those shares, they are shown below under c(ii) and c(iv) as shared voting and power to dispose.

As of December 31, 2003, an Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon, has sole voting and dispositive power with respect to 14,854 shares (0.1%) of the Issuer’s Common Stock. David S. Congdon is the trustee. Marilyn Congdon is a child of David S. Congdon.

As of December 31, 2003, an Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon, has sole voting and dispositive power with respect to 14,854 shares (0.1%) of the Issuer’s Common Stock. David S. Congdon is the trustee. Kathryn Congdon is a child of David S. Congdon.

Page 13 of 19 pages

CUSIP 679580100

As of December 31, 2003, an Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon, has sole voting and dispositive power with respect to 14,854 shares (0.1%) of the Issuer’s Common Stock. David S. Congdon is the trustee. Ashlyn Congdon is a child of David S. Congdon.

As of December 31, 2003, the Earl E. Congdon Intangibles Trust, dated July 23, 2003, beneficially owns 993,469 (6.2%) of the Issuer’s Common Stock. David S. Congdon is trustee of that trust. Earl E. Congdon is the father of David S. Congdon.

As of December 31, 2003, the Kathryn W. Congdon Intangibles Trust, dated May 23, 2001, owns 154,500 shares (1.0%) of the Issuer’s Common Stock. David S. Congdon is trustee of that trust. Kathryn W. Congdon is the mother of David S. Congdon.

As of December 31, 2003, Helen S. Congdon, the spouse of David S. Congdon, owns directly 16,000 shares (0.1%) of the Issuer’s Common Stock.

(a)	Amount beneficially owned:

	(i)	1,887,083

	(ii)	137,424

	(iii)	405,397

	(iv)	122,585

	(v)	14,854

	(vi)	14,854

	(vii)	14,854

	(viii)	993,469

	(ix)	154,500

	(x)	16,000

(b)	Percent of Class:

	(i)	11.7%

	(ii)	0.9%

	(iii)	2.5%

	(iv)	0.8%

	(v)	0.1%

	(vi)	0.1%

	(vii)	0.1%

	(viii)	6.2%

	(ix)	1.0%

	(x)	0.1%

(c)	Number of Shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

(i)	616,529

(ii)	137,424

(iii)	405,397

Page 14 of 19 pages

CUSIP 679580100

		(iv)	-0-

		(v)	14,854

		(vi)	14,854

		(vii)	14,854

		(viii)	-0-

		(ix)	-0-

		(x)	16,000

	(ii)	Shared power to vote or to direct the vote

		(i)	1,270,554

		(ii)	-0-

		(iii)	-0-

		(iv)	122,585

		(v)	-0-

		(vi)	-0-

		(vii)	-0-

		(viii)	993,469

		(ix)	154,500

		(x)	-0-

	(iii)	Sole power to dispose or to direct the disposition of

		(i)	616,529

		(ii)	137,424

		(iii)	405,397

		(iv)	-0-

		(v)	14,854

		(vi)	14,854

		(vii)	14,854

		(viii)	-0-

		(ix)	-0-

		(x)	16,000

	(iv)	Shared power to dispose or to direct the disposition of

		(i)	1,270,554

		(ii)	-0-

		(iii)	-0-

		(iv)	122,585

		(v)	-0-

		(vi)	-0-

		(vii)	-0-

		(viii)	993,469

		(ix)	154,500

		(x)	-0-

Item 5.	Ownership of Five Percent or Less of a Class

Page 15 of 19 pages

CUSIP 679580100

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 11, 2004.

DAVID S. CONGDON

/s/ David S. Congdon

David S. Congdon

DAVID S. CONGDON, Custodian

/s/ David S. Congdon, Custodian

David S. Congdon, Custodian for Kathryn Congdon, Marilyn Congdon and Ashlyn Congdon

Page 16 of 19 pages

CUSIP 679580100

DAVID S. CONGDON REVOCABLE TRUST, dated December 3, 1991

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

DAVID S. CONGDON IRREVOCABLE TRUST #1, dated December 1, 1992

By:	/s/ Helen S. Congdon, Trustee

Helen S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MARILYN CONGDON

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO KATHRYN CONGDON

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO ASHLYN CONGDON

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

EARL E. CONGDON INTANGIBLES TRUST, dated July 23, 2003

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

KATHRYN W. CONGDON INTANGIBLES TRUST, dated May 23, 2001

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

HELEN S. CONGDON

/s/ Helen S. Congdon

Helen S. Congdon

Page 17 of 19 pages

CUSIP 679580100

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 11, 2004.

DAVID S. CONGDON

/s/ David S. Congdon

David S. Congdon

DAVID S. CONGDON, Custodian

/s/ David S. Congdon, Custodian

David S. Congdon, Custodian for Kathryn Congdon, Marilyn Congdon and Ashlyn Congdon

DAVID S. CONGDON REVOCABLE TRUST, dated December 3, 1991

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

DAVID S. CONGDON IRREVOCABLE TRUST #1, dated December 1, 1992

By:	/s/ Helen S. Congdon, Trustee

Helen S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MARILYN CONGDON

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO KATHRYN CONGDON

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO ASHLYN CONGDON

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

EARL E. CONGDON INTANGIBLES TRUST, dated July 23, 2003

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

Page 18 of 19 pages

CUSIP 679580100

KATHRYN W. CONGDON INTANGIBLES TRUST, dated May 23, 2001

By:	/s/ David S. Congdon, Trustee

David S. Congdon, Trustee

HELEN S. CONGDON

/s/ Helen S. Congdon

Helen S. Congdon

Page 19 of 19 pages